For period ending March 31, 2006
File number 811-7528

Insured Municipal Income Fund Inc.

At the special meeting of shareholders held on February 3, 2006 the Funds shareholders elected board members. Pursuant to Instruction
2 of Sub-Item 77C Of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.